Exhibit 23.3

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Colonnade Acquisition Corp. II (the “Company”) on Form S-4 of our report dated April 15, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Colonnade Acquisition Corp. II as of December 31, 2021 and 2020, for the year ended December 31, 2021, and for the period from November 24, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP Marcum LLP Houston, Texas November 13, 2022